                                                 -------------------------------
           UNITED STATES                                  OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION              -------------------------------
       Washington, D.C. 20549                     OMB Number:         3235-0145
                                                  Expires:     October 31, 1994
                                                  Estimated average burden
                                                 -------------------------------

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. N/A)*

                          GOOD TIMES RESTAURANTS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     SERIES A CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0003821401
                     ------------------------------------
                                 (CUSIP Number)

         TOD O. WHITE, ESQ., JACOBS CHASE FRICK KLEINKOPF & KELLY LLC
   1050 SEVENTEETH STREET, STE. 1500, DENVER, COLORADO 80265  (303) 685-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               OCTOBER 1, 1996
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[_].

Check the following box if a fee is being paid with the statement[ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 189 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 2 of 8 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                THE ERIE COUNTY INVESTMENT CO., IRS #34-4227790
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]
                              Not Applicable
--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]
                                              None
--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               OHIO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF         500,000** convertible preferred and 90,000*** common shares
                   -------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                     0
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON           500,000** convertible preferred and 90,000*** common shares
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                500,000** convertible preferred and 90,000*** common shares
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*
                                          Not applicable
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 15.9% on a fully-diluted basis
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Held by The Bailey Company L.P., a Colorado limited partnership, of which The Erie County Investment Co. is the sole general partner.

***Held by The Erie County Investment Co., an Ohio corporation.

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                                Page 3 of 8 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               THE BAILEY COMPANY, L.P., IRS # 84-0584467
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]
                                Not applicable
--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]
                                     None
--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               COLORADO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                 500,000 convertible preferred shares
                   -------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                            0
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
              PERSON        500,000 convertible preferred shares
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                500,000** convertible preferred and 90,000*** common shares
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*
                                Not applicable
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 15.9% on a fully-diluted basis
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Held by The Bailey Company, L.P., a Colorado limited partnership.

***Held by The Erie County Investment Co., an Ohio corporation.

----------------------------                        ----------------------------
 CUSIP No. 0003821401                                   Page 4 of 8 Pages
----------------------------                        ----------------------------

Item 1.  Security and Issuer.
----------------------------

     This Schedule 13D relates to the Series A Convertible Preferred Stock, $0.01 par value (the "Preferred Stock"), of Good Times Restaurants Inc., a Nevada corporation (the "Company") whose principal executive offices are located at 8620 Wolff Court, Suite 330, Westminster, Colorado 80030. The Preferred Stock is convertible into shares of the Company's common stock par value $0.01 ("Common Stock"), in installments commencing in June 1997.

Item 2.  Identity and Background.
--------------------------------

     (a) (b) (c) and (f) This statement is being filed jointly pursuant to the Joint Filing Agreement attached hereto as Exhibit 99, and by this reference incorporated herein, by The Erie County Investment Co., an Ohio corporation ("Erie"), and The Bailey Company, L.P., a Colorado limited partnership, of which Erie is the sole general partner ("Bailey"). The principal business and office address of Erie and Bailey is 601 Corporate Circle, Golden, Colorado 80401. The principal business of Erie and Bailey is to invest in and engage in the operation of various restaurants. The name, business address, present principal occupation and citizenship of each executive officer, director and the controlling shareholder of Erie is set forth in Appendix A hereto, which is incorporated herein by reference.

     (d) (e) During the last five years, neither Erie nor Bailey, nor to the best of their knowledge any of the respective executive officers or directors or controlling shareholders of Erie or Bailey, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     As more fully described in Item 4 hereto, this statement on Schedule 13D relates to the acquisition by Bailey of 500,000 shares of the Company's Preferred Stock on October 1, 1996, pursuant to the terms of the Stock Purchase Agreement, dated May 1, 1996, by and between Bailey and the Company (the "Purchase Agreement") attached hereto as Exhibit 10 and incorporated herein by reference. The Preferred Stock is convertible into shares of Common Stock.

     As consideration for the 500,000 shares of Preferred Stock of the Company, and other rights with respect thereto as discussed below, Bailey paid to the Company an aggregate total of $500,000 half of which was its forgiveness of debt owed by the Company to Bailey, and half of which was out of Bailey's working

---------------------                                   ------------------------
CUSIP No. 0003821401                                         Page 5 of 8 Pages
---------------------                                   ------------------------

capital. In addition, Bailey or Erie had previously acquired an aggregate of 90,000 shares of the Company's Common Stock in open market transactions which acquisitions were funded out of Bailey's working capital, as more particularly described in Item 5 below.

Item 4.  Purpose of Transaction.
-------------------------------

     Bailey acquired the 500,000 shares of Preferred Stock subject to the terms of the Purchase Agreement. Bailey acquired such shares of Preferred Stock both as an investment, and to participate in the development and growth of the Company. The Preferred Stock has voting rights and is convertible into Common Stock ("Conversion Shares") in installments, commencing June 1, 1997. The number of Conversion Shares into which the Preferred Stock is convertible will vary depending on the timing of the conversion within a range of 1.76 to 2.13 shares of Common Stock for each share of Preferred Stock so converted.

     Except as otherwise indicated herein, none of Erie, Bailey, or any person named in Appendix A hereto, in his or her capacity as an officer, director or controlling shareholder of Erie, has any present plans or proposals with respect to the Company that relate to or that could result in the occurrence of any of the events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     In addition to the acquisition of the 500,000 shares of Preferred Stock and the acquisition of 90,000 shares of the Company's Common Stock, that already have been consummated, Bailey will acquire an additional 250,000 shares of Preferred Stock on January 1, 1997 and 250,000 shares of Preferred Stock on April 1, 1997, pursuant to the terms of the Purchase Agreement. Although it does not have any definite plans at this time for such acquisitions, Bailey anticipates that it may acquire additional capital stock of the Company in the future.

     Pursuant to the terms of the Purchase Agreement (i) two of the seven directors of the Company are to be elected by the holders of the Preferred Stock, voting separately as a class; (ii) Bailey has the right, for so long as it is the owner of Preferred Stock, to have one representative attend all meetings of the Company's board of directors and committees thereof; and (iii) one of the three members of the Company's Compensation Committee shall be a director elected by the holders of the Preferred Stock. In addition, the Company is restricted from liquidating, disposing of in excess of 51% of its assets, acquiring another entity, and, in some circumstances, incurring additional long term debt without the concurrence of Bailey.

     The Purchase Agreement provides that Bailey is restricted from selling or assigning the Preferred Stock without the Company's prior written approval, which approval the Company may not unreasonably withhold. The Purchase Agreement further provides that Bailey will offer the Company a "right of first refusal" such that the Company will have the opportunity to purchase the shares of Preferred Stock owned by Bailey before Bailey transfers the shares to another party, other than an affiliate of Bailey.

     From and after December 1, 1996, Bailey shall be entitled to require the Company to register under the Securities Act of 1933, as amended, the Common Stock into which Bailey has converted its shares of Preferred Stock pursuant to the terms of the Registration Rights Agreement, dated May 31, 1996, by and between Bailey and the Company which is attached hereto as Exhibit 4 and is incorporated herein by this reference (the "Registration Rights Agreement"), subject to certain minimum share requirements. The Registration

--------------------                                   -----------------------
CUSIP No. 0003821401                                      Page 6 of 8 Pages
--------------------                                   -----------------------

Rights Agreement also provides for piggyback registration rights in connection with any registration of capital stock by the Company.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     (a) Bailey acquired 500,000 shares of Preferred Stock on October 1, 1996, which shares constitute 100% of the currently issued and outstanding Preferred Stock. The Preferred Stock is convertible, in installments, into shares of the Common Stock commencing on June 1, 1997. The number of shares of Common Stock into which the Preferred Stock is convertible varies in accordance with the timing of the conversion; however, on the basis of a June 1, 1997 conversion, the 500,000 shares of Preferred Stock would be convertible into 1,066,667 shares of Common Stock which, according to the Company's most recent 10-Q filed with the Commission on August 14, 1996 (which indicates that there are 6,314,824 shares of Common Stock outstanding), would constitute on a fully-diluted basis approximately 14.5% of the Company's issued and outstanding capital stock. In addition, Erie, the sole general partner of Bailey, owns an aggregate of 90,000 shares of Common Stock; and Paul T. Bailey, the controlling shareholder of Erie, owns 16,000 shares of Common Stock. Therefore the Preferred Stock and Common Stock currently owned by Bailey, Erie and Paul T. Bailey constitutes, on a fully-diluted basis, approximately 15.9% of the Company's issued and outstanding capital stock.

     (b) Bailey has sole voting power and dispositive power over the 500,000 shares of Preferred Stock; provided, however, that Bailey is controlled by Erie, its general partner, and Erie is effectively controlled by Paul T. Bailey; and provided, further, that Bailey's right to dispose of such shares is subject to the Company's prior approval and its right of first refusal, each as set forth in the Purchase Agreement described in Item 4. Erie, and Paul T. Bailey, has sole voting power over 90,000 and 16,000 shares of Common Stock, respectively.

     (c) In the past 60 days, Erie acquired an aggregate of 40,000 shares of Common Stock in open market purchases. The 40,000 shares were purchased on August 30, 1996 at $0.49 per share.

     (d) No person other than Bailey, and indirectly Erie and Paul T. Bailey, as described herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock owned by Bailey; and no person other than Erie and Paul T. Bailey, respectively, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
---------------------------


     Except as provided in the Purchase Agreement and the Registration Rights Agreement, neither Erie nor Bailey has any contracts, arrangements, understandings or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any securities or the Company, finder's fees, joint ventures, loan or option

--------------------                               ---------------------------
CUSIP No. 0003821401                                    Page 7 of 8 Pages
--------------------                               ---------------------------
arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

     4. Registration Rights Agreement, dated as of May 31, 1996, by and between Good Times Restaurants Inc. and The Bailey Company, a Colorado limited partnership.

    10. Series A Convertible Preferred Stock Purchase Agreement, dated as of May 31, 1996, by and between Good Times Restaurants Inc. and The Bailey Company, a Colorado limited partnership.

    99. Joint Filing Agreement, dated as of October 10, 1996, by and between The Bailey Company, a Colorado limited partnership, and The Erie County Investment Co.

--------------------                                 ---------------------------
CUSIP No. 0003821401                                      Page 8 of 8 Pages
--------------------                                 ---------------------------
                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           October 10, 1996
                        ____________________________________
                        (Date)

                        THE BAILEY COMPANY, a Colorado limited partnership

                        By:  THE ERIE COUNTY INVESTMENT CO., an Ohio
                             corporation, its general partner

                        By:  /s/ William D. Whitehurst
                             ________________________________________
                             William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           October 10, 1996
                         ________________________________________________
                         (Date)

                              THE ERIE COUNTY INVESTMENT CO., an Ohio
                              corporation

                         By:  /s/ William D. Whitehurst
                              ______________________________________
                              William D. Whitehurst, Vice-President

                                   APPENDIX A
                    Executive Officers and Directors of Erie



     The name and principal occupation or employment of each executive officer, director and controlling shareholder of Erie are set forth below. Except as otherwise noted below, the business address of each such person is 601 Corporate Circle Drive, Golden, Colorado 80401. Each such person is a citizen of the United States. Paul T. Bailey is the controlling shareholder of Erie.

                                   DIRECTORS
                                   ---------

                                                      Principal
Name                                                  Occupation
----                                                  -----------
Paul T. Bailey                                        Officer of Erie

David E. Bailey                                       Officer of Erie

Geoffrey R. Bailey                                    Officer of Erie

Charles D. Lewis                                      Director,
----------------                                      Eldora Enterprises LLC

                                    OFFICERS
                                    --------

                                                             Principal
Name                                                         Occupation
----                                                         ----------
Paul T. Bailey, Chairman of the Board, CEO                   see above

David E. Bailey, President and Chief Operating Officer       see above

Geoffrey R. Bailey, Executive Vice President                 see above

William D. Whitehurst, Chief Financial Officer,              Officer of Erie
                       Vice-President and Secretary